SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            MEDTECH DIAGNOSTICS, INC.
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                                (Name of Issuer)

                   Common Stock, $0.00001 par value per share
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                         (Title of Class of Securities)

                                    585052103
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                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 24, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585052103                                            Page 2 of 4 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Steven N. Bronson
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      USA
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                  7     Sole Voting Power
  Number of
   Shares               141,000,000
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        141,000,000
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      141,000,000
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      50.1%
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14    Type of Reporting Person*

      IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

            Except as expressly restated and amended below, the Schedule 13D, dated June 5, 1996, as filed on behalf of Steven N. Bronson, with respect to the shares of common stock, $.00001 par value (the "Common Stock") of Medtech Diagnostics, Inc., a Delaware corporation ("Issuer"), remains in full force and effect.

Item 2. Identity and Background

            (a) This Amendment to Schedule 13D is being filed on behalf of Steven N. Bronson.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 301, New York, New York 10022.

            (c) Mr. Bronson is President of Catalyst Financial Corp. ("Catalyst"), a broker-dealer registered under the Act.

            (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has Mr. Bronson been or is now or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            On September 24, 1998 Mr. Bronson, utilizing his personal funds, acquired 70,500,000 shares of the Issuer's Common Stock from a principal shareholder of the Issuer in a privately negotiated transaction for consideration of $.00117 per share.

Item 5. Interest in Securities of the Issuer

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 141,000,000 shares of Common Stock, representing approximately 50.1% of the total shares of Common Stock deemed outstanding. Mr. Bronson possesses sole voting and dispositive power with respect to such shares of Common Stock.

            The foregoing shares do not include any shares of Common Stock held of record in the trading account of Catalyst.

                                                               Page 4 of 4 Pages

            (c) Not Applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

            (e) Not Applicable.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date:  December 28, 1998                        /s/ STEVEN N. BRONSON
                                                ----------------------------
                                                Steven N. Bronson